

Petroleum Development Corporation

IPAA OGIS
October 1, 2007
San Francisco

Steve Williams, Chairman & CEO

Eric Stearns, Executive Vice President

NASDAQ GSM: PETD

Forward Looking Statements



This information contains predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that its goals will be achieved. Important factors that could cause actual results to differ materially from those included in the forward-looking statements include the timing and extent of changes in commodity prices for oil and gas, the need to develop and replace reserves, environmental risks, drilling and operating risks, risks related to exploration and development, uncertainties about the estimates of reserves, competition, government regulation and the ability of the Company to meet its stated business goals.

Contact Information

Investor Relations
Petroleum Development Corporation
120 Genesis Boulevard
PO Box 26
Bridgeport, West Virginia 26330
Phone: 304.842.3597
Fax: 304.842.0913
www.petd.com

Company Snapshot



- Market Cap (09/24/07) → Approx. $660 Million
- Proved Reserves → 600+ Bcfe*
- 3-P Reserves (Proved, Probable, and Possible) → 1 TCFE+*
- Production → 28 Bcfe (2007E)
- Diluted Average Shares Outstanding (2007) → 14,860,000
  - (Down 8% from 2006)

* Reserves are based on internal Company estimates. Reserves included in probable and possible categories do not meet the SEC definitions of proved reserves and may be subject to greater risk of recovery than reserves meeting SEC requirements.

See slide 2 regarding Forward Looking Statements.

3P Reserves*



Over 1 TCFE of Unrisked 3P reserves


Proved Undeveloped 27%
Probable 21%
Proved Developed 33%
Possible 19%

* See slide 3 regarding reserve estimate limitations.

See slide 2 regarding Forward Looking Statements.

Reserve* Distribution




600
500
400
300
200
100
0
Piceance
Wattenberg
NE Colorado
Appalachian
North Dakota
Michigan
Possible
Probable
Proved Undeveloped
Proved Developed

See slide 2 regarding Forward Looking Statements.

* See slide 3 regarding reserve estimate limitations.

Probable and Possible Reserves*



- Probable and possible reserves consist primarily of:
  - Grand Valley offset locations
  - Wattenberg field locations (5th spot, rule 318A and 40 acre locations)
  - Locations identified by seismic and offsets to producing wells in NE Colorado

* See slide 3 regarding reserve estimate limitations.

See slide 2 regarding Forward Looking Statements.

Probable/Possible Reserves*

Over 400 Bcfe of Probable and Possible Reserves for Future Development




Piceance Basin
57%
NE Colorado
19%
North Dakota
5%
Wattenberg Field
19%

See slide 2 regarding Forward Looking Statements.

* See slide 3 regarding reserve estimate limitations.

Estimated Reserves* per Share




70
60
50
40
30
20
10
0
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007E
Proved
Probable and Possible

See slide 2 regarding Forward Looking Statements.

* See slide 3 regarding reserve estimate limitations.

Petroleum Development Corporation

2007 Acquisition Summary



- Use of proceeds from 2006 lease sale
  - $222 Million in acquisitions ($191 Million tax deferred)
  - 180 Bcfe (82% proved) 3P reserves
- Acquisitions primarily in existing operating areas
  - Wattenberg Field, DJ Basin Colorado
  - Appalachian and Michigan Basins

See slide 2 regarding Forward Looking Statements.

Petroleum Development Corporation

Key 2007 Activities



- Active development program
  - On existing and acquired properties
  - 375 planned wells
- Compression enhancement and mesa road completed in Piceance Basin
- Acquired acreage and preparing to commence drilling in Barnett shale in late 2007

See slide 2 regarding Forward Looking Statements.

Core Operating Areas





Rocky Mountains

2006 Proved Reserves: 265.5 Bcfe
2006 Production: 14.1 Bcfe
2007E Production: 24 Bcfe

Michigan Basin

2006 Proved Reserves: 21.2 Bcfe
2006 Production: 1.4 Bcfe
2007E Production: 1.8 Bcfe

Barnett Shale

Exploratory project
Late 2007 drilling

Appalachian Basin

2006 Proved Reserves: 36.0 Bcfe
2006 Production: 1.5 Bcfe
2007E Production: 2.6 Bcfe

See slide 2 regarding Forward Looking Statements.

Increasing Production




28 Bcfe 07E
66% YOY Growth
Bcf Equivalents
30
25
20
15
10
5
0
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007E
Natural Gas
Oil

See slide 2 regarding Forward Looking Statements.

Increasing Estimated Proved Reserves *





600+ Bcfe 07E
86%+ YOY Growth
BCF Equivalents
600
500
400
300
200
100
0
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007E
Natural Gas
Oil

* See slide 3 regarding reserve estimate limitations.

See slide 2 regarding Forward Looking Statements.

Energy Market Exposure



Percentage of Production by Market

(Based on Mcfe)



Oil, 21.7%
Nymex, 12.4%
Northern Border, 0.5%
Michigan, 8.5%
Midcontinent, 15.9%
Colorado, 37.2%
Colorado Liquids, 3.7%

See slide 2 regarding Forward Looking Statements.

CIG Basis





Nymex and CIG Rates
Actual through September 2007
Projected from October 2007 Forward as of 9/25/07
Based on published futures market data
$12.00
$11.00
$10.00
$9.00
$8.00
$7.00
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07
Jul-07
Aug-07
Sep-07
Oct-07
Nov-07
Dec-07
Jan-08
Feb-08
Mar-08
Apr-08
May-08
Jun-08
CIG
Nymex

See slide 2 regarding Forward Looking Statements.

Enhancements to 2007 Operational Plan



- Increased net Grand Valley wells
- Drilling fewer net Wattenberg wells
  - Originally modeled Codell only completions; actual wells are multi-zone completions (J-sand, Codell and Niobrara, as appropriate)
  - Increased CAPEX in Codell refracs and Niobrara recompletions
- Reduced activity level in ND and reallocated capital

See slide 2 regarding Forward Looking Statements.

2007 Actual vs. Production Forecast



2007 Production Forecast


Bcf
Equivalents
10
8
6
4
2
0
1Q
2Q
3Q
4Q
January '07 Forecast
Actual

- 2007 Year End Estimates
  - Production of 28 Bcfe
  - Exit Rate of 100 Mmcfe/d

Mid-year production increase from:

- Late 2Q2007 Garden Gulch compression facility start-up (Grand Valley)
  - Gross capacity increased from 17 to 50 Mmcf/d
  - Reduced line pressure in Grand Valley
- Addition of new wells throughout Rocky Mountain Region

See slide 2 regarding Forward Looking Statements.

Production Increase




Million Cubic
Feet per Day
Equivalent
100
80
60
40
20
0
54
65
80
December-06
June-07
July-07

See slide 2 regarding Forward Looking Statements.

Drilling Activity




400
300
200
100
0
# of Wells
2002
2003
2004
2005
2006
2007E
Net Wells
Gross Wells

See slide 2 regarding Forward Looking Statements.

Grand Valley Field
Piceance Basin, Colorado




Garfield Co.
6S/96W
Grand Valley Field
7S/97W
7S/96W
Colorado River
PDC Leasehold

2007 Plan

- July 2007 net daily production 27 Mmcfe/d (2006 exit rate was 15.4 Mmcfe/d)
- Approximately 355 net locations on 10-acre spacing
  - 148 net PUD locations
  - 207 remaining unproved locations
- Drill 41 net wells
  - 50 Bcfe added by drilling
  - $93 Million D&C cost

See slide 2 regarding Forward Looking Statements.

Grand Valley Achievements





2005, 2006, 2007 Drill Curves
Days
2
4
6
8
10
12
14
16
18
20
Depth (ft)
0
1000
2000
3000
4000
5000
6000
7000
8000
2005 drilling days
2006 drilling days
2007 drilling days
11 Days
12 Days
18 Days

- **Reduced drilling time**
  - Valley wells drilled in 11 days (2007) vs 18 days (2005)
  - Mesa top directional wells drilled in 15 days (2007)
- **Improved Completion Design**
  - ***Slick Water Fracs*** – cleaner, non-gelled fluid results in improved EURS
  - 20% increase of per-well EURs from 1.25 to 1.5 Bcfe
  - Increase IP rate from 820 to 1,100 Mcfd

See slide 2 regarding Forward Looking Statements.

Wattenberg Field
DJ Basin, Colorado





Greeley
Wattenberg Field
Weld Co.
PDC Leasehold
PDC Unioil Leasehold
PDC Exco Res. Leasehold

- July 2007 net daily production 28 Mmcfe/d (2006 net exit rate 18.6 Mmcfe/d)
- 3P reserves include over 900 net undeveloped locations:
  - 40 acre PUD locations
  - Rule 318A locations
  - 5th spot locations
- 800 Codell and/or Niobrara refracs

See slide 2 regarding Forward Looking Statements.

Wattenberg Field
DJ Basin, Colorado




Hybrid Niobrara Fracs
MCFe/Day
800
700
600
500
400
300
200
100
0
1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 31 33 35 37 39 41 43 45 47 49 51 53 55
Week

2007 Plan

- Drill 108 net wells
  - Add estimated 34 Bcfe drilling reserves
  - Shifted focus from single zone to multi-zone completions (J-sands, Codell, & Niobrara)
- 164 re-completions and re-fracs
  - Some booked and some reserve additions
- $86 Million D&C cost

See slide 2 regarding Forward Looking Statements.

Petroleum Development Corporation

NECO Field Area
Eastern DJ Basin, Colorado





Dundy Co.
COLORADO
NEBRASKA
KANSAS
Cheyenne Co.
Yuma Co.
Sherman Co.
Kit Carson Co.
PDC Leasehold

- July net daily production 11.6 Mmcfe/d (2006 net exit rate 8.5 Mmcfe/d)
- 29,160 acres available for drilling
- 8 defined structures (3D and 2D seismic)
- 100 PUD locations
- 200 potential locations

See slide 2 regarding Forward Looking Statements.

NECO Field Area
Eastern DJ Basin, Colorado





NECO - Herbert #23-9
10,000
1,000
100
Mcf per Month
Jan-05
Mar-05
May-05
Jul-05
Sep-05
Nov-05
Jan-06
Mar-06
May-06
Jul-06
Sep-06
Production Month

2007 Plan

- Drill 141 wells, PDC 100%WI
- 31 Bcfe added by drilling
- $33 Million D&C cost
- Acquiring 50 square miles of additional 3D seismic
  - Potential addition of 100-200 locations

See slide 2 regarding Forward Looking Statements.

Appalachian and Michigan Operation Areas



	Appalachian	Michigan
Operated Wells	1365	206
2006 YE Proved Reserves	36.0 Bcfe	21.2 Bcfe
2007 Acquisition Proved Reserves *	30.1 Bcfe	4.6 Bcfe
% of 2006 YE Proved	84%	22%
2007E Production*	2.6 Bcfe	1.8 Bcfe
Increase from 2006*	86%	20%
July 2007 Net Daily Production	6.2 Mmcfe/d	4.5 Mmcfe/d

See slide 2 regarding Forward Looking Statements.

Continuing Our Success



- Low-risk resource plays
- Strong development inventory
  – Piceance, Wattenberg and Neco all have significant proved and unproved potential
- Proven multi-basin operator
  – Barnett shale activity planned
- Strong balance sheet
- Skilled and experienced management and technical team

See slide 2 regarding Forward Looking Statements.



Petroleum Development Corporation

IPAA OGIS
October 1, 2007
San Francisco

Steve Williams, Chairman & CEO

Eric Stearns, Executive Vice President

NASDAQ GSM: PETD